SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO/A

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Kiewit Investment Fund LLLP

(Name of Subject Company (Issuer))

Kiewit Finance Group Inc.

(Name of Filing Person (Offeror))

Limited Partnership Units

(Title of Class of Securities)

N/A

(Cusip Numbers of Class of Securities)

SCHEDULE 13E-3/A

Amendment No. 1

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Kiewit Investment Fund LLLP

(Name of Subject Company (Issuer))

Kiewit Finance Group Inc.

(Name of Filing Person (Offeror))

Limited Partnership Units

(Title of Class of Securities)

N/A

(Cusip Numbers of Class of Securities)

Tobin A. Schropp

Kiewit Finance Group Inc.

Kiewit Plaza

3555 Farnam Street

Omaha, Nebraska 68131

Telephone:  (402) 342-2052

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Filing Person(s))

Copies to:

Eric Olson Chief Executive Officer Kiewit Investment Fund LLLP Kiewit Plaza 3555 Farnam Street Omaha, NE 68131 Telephone: (800) 443-4306	Rose F. DiMartino Laura L. Delanoy P. Jay Spinola Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$22,067,744.96	$2,529

(1)         Estimated for purposes of calculating the amount of the filing fee only, as the aggregate maximum purchase price to be paid for all the outstanding Limited Partnership Units in the tender offer, based upon a price per Unit of $2,029.32, the net asset value per Unit at October 31, 2011, less $35 per Unit.

(2)         Calculated as $114.60 per $1,000,000 of the Transaction Valuation.

☒  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,529	Filing party: Kiewit Finance Group Inc.

Form or Registration No.: Schedule TO-T	Date Filed: November 1, 2011

☐  Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1

☐  issuer tender offer subject to Rule 13e-4

☒  going private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement and Transaction Statement filed on Schedule TO on November 1, 2011 (as so amended and supplemented, the “Schedule TO”) by Kiewit Finance Group Inc. (the “Company”), a Delaware corporation and a wholly-owned subsidiary of Peter Kiewit Sons’, Inc.  The Schedule TO relates to the offer (the “Tender Offer”) by the Company to purchase all of the outstanding limited partnership units (“Units”) of Kiewit Investment Fund LLLP (the “Fund”), for cash, at a price equal to the net asset value per Unit determined as of November 30, 2011 (or such later date if the Tender Offer is extended) less $35 per Unit, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 1, 2011 (the “Offer to Purchase”) and the related letter of transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”  Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

The Schedule TO is hereby amended and supplemented by adding the following:

On November 14, 2011, the Company sent an e-mail to Limited Partners of the Fund who had not tendered their Units, reminding them that the Offer expires at 11:59 (Central Time) on November 30, 2011.  A copy of the e-mail is attached as Exhibit (a)(1)(E) to this Amendment No. 1 and is incorporated by reference herein.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Exhibit Name
(a)(1)(E)	Form of E-mail to Limited Partners, dated November 14, 2011.

Item 16 of Item 13.  Exhibits.

Item 16 of Item 13 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Exhibit Name
(a)(1)(E)	Form of E-mail to Limited Partners, dated November 14, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIEWIT FINANCE GROUP INC.

By:	/s/ Tobin A. Schropp
Name: Tobin A. Schropp
Title: Vice President

Dated: November 15, 2011